UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                              (Amendment No. 8)

                  Under the Securities Exchange Act of 1934

                          NU SKIN ENTERPRISES, INC.
                              ----------------
                               (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
                        -----------------------------
                         (Title of Class of Securities)

                                  67018T105
                                  ----------
                                 (CUSIP Number)

                              Gregory D. Hitchan
                          Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                                --------------
                   (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                               February 7, 2008
                                --------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 Page 1 of 13


                                 * * * * * *



CUSIP NO. 67018T105              SCHEDULE 13D                    Page 2 of 13


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM CAPITAL PARTNERS, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     94-3205364
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       3,182,190**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  3,182,190**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,182,190**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                4.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                          PN, IA

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * *



CUSIP NO. 67018T105              SCHEDULE 13D                    Page 3 of 13


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON              RICHARD C. BLUM & ASSOCIATES, INC.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     94-2967812
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          California

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       3,182,190**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  3,182,190**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,182,190**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                4.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              CO

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * *



CUSIP NO. 67018T105              SCHEDULE 13D                    Page 4 of 13


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                   BLUM STRATEGIC GP III, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     04-3809436
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       3,182,190**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  3,182,190**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,182,190**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                4.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * *



CUSIP NO. 67018T105              SCHEDULE 13D                    Page 5 of 13


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP III, L.P.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     02-0742606
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       3,182,190**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  3,182,190**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,182,190**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                4.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                              PN

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * *



CUSIP NO. 67018T105              SCHEDULE 13D                    Page 6 of 13


-----------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                 SADDLEPOINT PARTNERS GP, L.L.C.

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)     83-0424234
-----------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                      (b) [x]
-----------------------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

-----------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
-----------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                 -0-

   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       3,182,190**
   BENEFICIALLY
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                            -0-

                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  3,182,190**

-----------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,182,190**

-----------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                       [ ]
-----------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                4.9%**

-----------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                  OO (Limited Liability Company)

-----------------------------------------------------------------------------
** See Item 5


                                 * * * * * *



CUSIP NO. 67018T105              SCHEDULE 13D                    Page 7 of 13


Item 1.  Security and Issuer
-----------------------------

This Amendment No. 8 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on April 2, 2007 by Blum Capital Partners, L.P., a California limited partnership, ("Blum LP"); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP III, L.L.C., a Delaware limited liability company ("Blum GP III"); Blum Strategic GP III, L.P., a Delaware limited partnership ("Blum GP III LP") and Saddlepoint Partners GP, L.L.C., a Delaware limited liability company ("Saddlepoint GP") (collectively, the "Reporting Persons").

This amendment relates to shares of Class A common stock, $.001 par value per share (the "Common Stock") of Nu Skin Enterprises, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 75 West Center Street, Provo, UT 84601.

The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D as previously amended.


Item 2.  Identity and Background
---------------------------------

Item 2 is hereby amended and restated in its entirety with the following:

Blum LP is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory services. Blum LP is an investment advisor registered with the Securities and Exchange Commission. The sole general partner of Blum LP is RCBA Inc.

The principal business office address of Blum LP and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:


Name and               Business             Citizenship  Principal Occupation
Office Held            Address                              or Employment
--------------------  ----------------------- ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA      President & Chairman,
President,            Suite 400                         Blum LP
Chairman & Director   San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       USA and  Managing Partner,
Managing Partner      Suite 400                Norway   Blum LP
& Director            San Francisco, CA 94133


                                 * * * * * *



CUSIP NO. 67018T105              SCHEDULE 13D                    Page 8 of 13


Name and              Business                 Citizen-  Principal Occupation
Office Held           Address                  ship      or Employment
--------------------  -----------------------  --------  --------------------

John H. Park          909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Jane J. Su            909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

David H.S. Chung      909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Nadine F. Terman      909 Montgomery St.       USA      Partner,
Partner               Suite 400                         Blum LP
                      San Francisco, CA 94133

Gregory D. Hitchan    909 Montgomery St.       USA      Partner, Chief
Partner, Chief        Suite 400                         Operating Officer,
Operating Officer,    San Francisco, CA 94133           General Counsel and
General Counsel and                                     Secretary, Blum LP
Secretary

Marc T. Scholvinck    909 Montgomery St.       USA      Partner & Chief
Partner, Chief        Suite 400                         Financial Officer,
Financial Officer,    San Francisco, CA 94133           Blum LP
Assistant Secretary
& Director


Blum GP III is a Delaware limited liability company whose principal business is acting as the general partner of Blum GP III LP, a Delaware limited partnership, whose principal business is acting as the general partner of Blum Strategic III, whose principal office is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The principal business office address of Blum GP III and Blum GP III LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the managing members and members of Blum GP III, their addresses, citizenship and principal occupations are as follows:


                                 * * * * * *



CUSIP NO. 67018T105              SCHEDULE 13D                    Page 9 of 13


Name and              Business                Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  -------------------

Richard C. Blum      909 Montgomery St.        USA      President & Chairman,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Nils Colin Lind      909 Montgomery St.        USA and  Managing Partner,
Managing Member      Suite 400                 Norway   Blum LP
                     San Francisco, CA 94133

John H. Park         909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory L. Jackson   909 Montgomery St.        USA      Partner,
Managing Member      Suite 400                          Blum LP
                     San Francisco, CA 94133

Jane J. Su           909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

David H.S. Chung     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Nadine F. Terman     909 Montgomery St.        USA      Partner,
Member               Suite 400                          Blum LP
                     San Francisco, CA 94133

Gregory D. Hitchan   909 Montgomery St.        USA      Partner, Chief
Managing Member      Suite 400                          Operating Officer,
                     San Francisco, CA 94133            General Counsel and
                                                        Secretary, Blum LP

Marc T. Scholvinck   909 Montgomery St.        USA      Partner & Chief
Member               Suite 400                          Financial Officer,
                     San Francisco, CA 94133            Blum LP


                                 * * * * * *



CUSIP NO. 67018T105              SCHEDULE 13D                   Page 10 of 13


Saddlepoint GP is a Delaware limited liability company whose principal business is acting as the general partner of Saddlepoint Partners, L.P., a Delaware limited partnership ("Saddlepoint LP"), and Saddlepoint Partners (Cayman), L.P., a Cayman Islands exempted limited partnership ("Saddlepoint (Cayman) LP"). The principal business office address of Saddlepoint GP, Saddlepoint LP and Saddlepoint (Cayman) LP is 909 Montgomery Street, Suite 400, San Francisco, California 94133. Blum LP is the managing member of Saddlepoint GP. RCBA Inc. is the sole general partner of Blum LP. The principal business office for Blum LP and RCBA Inc. and the names of the executive officers and directors of RCBA Inc. and their addresses, citizenship and principal occupations are disclosed above.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Considerations
------------------------------------------------------------

There have been no changes to Item 3 since the initial Schedule 13D filed on December 15, 2005.


Item 4.  Purpose of Transaction
--------------------------------

There have been no changes to Item 4 since the initial Schedule 13D filed on December 15, 2005.


                                 * * * * * *



CUSIP NO. 67018T105              SCHEDULE 13D                   Page 11 of 13


Item 5.  Interest in Securities of the Issuer
----------------------------------------------

(a), (b) According to the Issuer's Form 10-K filed with the Commission on November 9, 2007, there were 64,748,127 shares of Common Stock issued and outstanding as of October 31, 2007. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:
(i) 598,960 shares of Common Stock held by Blum LP and RCBA Inc. on behalf of the limited partnerships for which Blum LP serves as the general partner, which represents 0.9% of the outstanding shares of the Common Stock; (ii) 2,369,030 shares of the Common Stock held by Blum GP III which serves as general partner of Blum GP III LP which, in turn, serves as the general partner of Blum Strategic III, which represents 3.7% of the outstanding shares of the Common Stock; (iii) 129,400 shares of the Common Stock held by Saddlepoint GP on behalf of a partnership for which it serves as the general partner, which represents 0.2% of the outstanding shares of the Common Stock; and (iv) 42,400 shares of the Common Stock that are legally owned by The Nuclear Decommissioning Trust of Dominion Nuclear Connecticut, Inc. ("Dominion Connecticut"), which represents 0.1% of the outstanding shares of the Common Stock and 42,400 shares of the Common Stock that are legally owned by Virginia Electric and Power Company Qualified Nuclear Decommissioning Trust ("Virginia Electric"), which represents 0.1% of the outstanding shares of the Common Stock (collectively, the "Investment Advisory Clients"), with respect to which Blum LP has voting and investment power. Each Investment Advisory Client has entered into an investment management agreement with Blum LP, but neither Investment Advisory Client has any contract, arrangement or understanding with the other Investment Advisory Client, or any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. Each Investment Advisory Client disclaims membership in a group with any Reporting Person or with the other Investment Advisory Client, and each disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum LP, Blum GP III and Saddlepoint GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 3,182,190 shares of the Common Stock, which is 4.9% of the outstanding Common Stock. As the sole general partner of Blum LP, RCBA Inc. is deemed the beneficial owner of the securities over which Blum LP has voting and investment power. The filing of this Schedule shall not be construed as an admission that any of the shareholders, directors or executive officers of RCBA Inc. or the managing members and members of Blum GP III, Blum GP III LP and Saddlepoint GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc., Blum LP, Blum GP III LP, Blum GP III or Saddlepoint GP.


                                 * * * * * *



CUSIP NO. 67018T105              SCHEDULE 13D                   Page 12 of 13


c) During the last 60 days, the Reporting Persons sold the following number of shares of Common Stock in the open market:

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
Investment partnerships for        12-13-2007   140,400        16.9756
which Blum LP serves as the        02-06-2008     4,400        17.0177
general partner.                   02-06-2008     2,000        17.2021
                                   02-07-2008     8,000        16.4492

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
For Blum Strategic III for         02-06-2008    17,100        17.0177
which Blum GP III LP               02-06-2008     8,500        17.2021
serves as the general partner      02-07-2008    31,160        16.4492
and for Blum GP III which
serves as the general
partner for Blum GP III LP.

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
The partnership for which          02-06-2008       900        17.0177
Saddlepoint GP serves as           02-06-2008       500        17.2021
general partner.                   02-07-2008     1,700        16.4492

Entity                             Trade Date    Shares    Price/Share
-------                            ----------   --------   -----------
The Investment Advisory            02-06-2008       600        17.0177
Clients for which Blum LP          02-06-2008       400        17.2021
serves as investment advisor.      02-07-2008     1,200        16.4492

(d)  Not applicable.

(e) The Reporting Persons ceased to beneficially own 5% of the Issuer's issued and outstanding Common Stock on February 7, 2008.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------

There have been no changes to Item 6 since the initial Schedule 13D filed on December 15, 2005.


Item 7.  Material to be Filed as Exhibits
------------------------------------------

Exhibit A - Joint Filing Undertaking


                                 * * * * * *



CUSIP NO. 67018T105              SCHEDULE 13D                   Page 13 of 13


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 2008


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP III, L.L.C.         BLUM STRATEGIC GP III, L.P.
                                      By:  Blum Strategic GP III, L.L.C.
                                           its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Managing Member                       Managing Member



SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Capital Partners, L.P.
     its Managing Member
By:  Richard C. Blum & Associates, Inc.
     its General Partner



By: /s/ Gregory D. Hitchan
    -----------------------------------
    Gregory D. Hitchan,
    Partner, Chief Operating Officer,
    General Counsel and Secretary


                                 * * * * * *



CUSIP NO. 67018T105              SCHEDULE 13D                      Page 1 of 1


                                  Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.


Dated:  February 11, 2008


RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Partner, Chief Operating Officer,     Partner, Chief Operating Officer,
    General Counsel and Secretary         General Counsel and Secretary



BLUM STRATEGIC GP III, L.L.C.         BLUM STRATEGIC GP III, L.P.
                                      By:  Blum Strategic GP III, L.L.C.
                                           its General Partner



By: /s/ Gregory D. Hitchan            By: /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                    Gregory D. Hitchan
    Managing Member                       Managing Member



SADDLEPOINT PARTNERS GP, L.L.C.
By:  Blum Capital Partners, L.P.
     its Managing Member
By:  Richard C. Blum & Associates, Inc.
     its General Partner



By: /s/ Gregory D. Hitchan
    -----------------------------------
    Gregory D. Hitchan,
    Partner, Chief Operating Officer,
    General Counsel and Secretary